RECEIVED

2008 JUN 26 A 7:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

LONDON
65 Fleet Street
London EC4Y 1HS
T +44 20 7936 4000
Direct T +44 20 7427 3580
F +44 20 7832 7001
Direct F +44 20 7108 3580
LDE No 23
E andrew.boyer@freshfields.com
W freshfields.com

DOC ID LON3520904
OUR REF APB/SCM
YOUR REF
CLIENT MATTER NO. 125960-0014

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington DC 20549-2001
United States of America

[redacted]

By Courier

08003438

June 24, 2008

SUPPL

Ladies and Gentlemen

M Cell Ltd

Amendment to the application by ~~MTN Group Limited~~ (formerly known as M Cell Limited) for exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are writing on behalf of MTN Group Limited (formerly known as M Cell Limited), a company incorporated under the laws of South Africa (the ***Company***). The Company currently furnishes information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the ***Exchange Act***) in paper submissions to the SEC under file number 082-05192. The Company's original application for exemption pursuant to Rule 12g3-2(b) was made on June 12, 2001.

The Company, together with The Bank of New York, as depositary, registered American Depositary Receipts (***ADRs***) under Form F-6 on December 10, 2001. Further, the Company filed notice of its change of name from M Cell Limited to MTN Group Limited on November 4, 2002 under Form 424B3. The forms relating to these developments were filed with the SEC under file number 333-14180.

PROCESSED

JUN 27 2008

THOMSON REUTERS

dlw 6/26

We are sending this letter to amend the original application of June 12, 2001. The Company has advised us that:

- it will, pursuant to the exemption provided by Rule 12g3-2(f) of the Exchange Act publish on an ongoing basis the information described in clauses (A), (B) and (C) of subparagraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act (collectively, the ***Required Information***) on the Company's corporate Internet website, in lieu of furnishing hard copies of such information to the SEC;

- the Required Information will remain on the Company's corporate Internet website for a reasonable period of time, in any event, for at least a 12-month period; and

- the Required Information will be published in English or English translations of the Required Information will be provided on the Company's corporate Internet website.

The address of the Company's corporate Internet website is:
http://www.mtn.com/mtn.group.web/investor/overview.aspx

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed self-addressed envelope. Thank you for your attention to this matter.

Yours faithfully

Andrew Boyer

cc: MTN Group Limited

END